UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AppFolio, Inc.

(Name of Company)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kimberly Shea

Vice President of Finance

IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13D	Page 2 of 13 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 3 of 13 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 4 of 13 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,855,274
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,855,274
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,855,274*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.0%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB IVP III, LLC (“IVP 3”) owns, and may be deemed to share beneficial ownership of these 3,855,274 Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares.
**	This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the 3,855,274 Class A Shares into which the Class B Shares beneficially owned by IVP 3 are convertible.

CUSIP No. 03783C100	13D	Page 5 of 13 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 993,627
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 993,627
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,627*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	IGSB Internal Venture Fund III, LLC (“Venture Fund 3”) owns, and may be deemed to share beneficial ownership of, these 993,627 Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares.
**	This percentage is calculated based on a total of 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the 993,627 Class A Shares into which those Class B Shares are convertible.

CUSIP No. 03783C100	13D	Page 6 of 13 Pages

1.	NAMES OF REPORTING PERSONS Investment Group of Santa Barbara, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,848,901*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.3%**
14.	TYPE OF REPORTING PERSON (see instructions) OO

*	Investment Group of Santa Barbara, LLC (“IGSB”) may be deemed to share beneficial ownership of the 3,855,274 Class B Shares and the 993,627 Class B Shares which are owned, respectively, by IVP 3 and Venture Fund 3. Those Class B Shares are convertible at any time into a like number of the Company’s Class A Shares.
**	This percentage is calculated based on a total of the 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the 4,848,901 Class A Shares into which the Class B Shares owned by IVP 3 and Venture Fund 3 are convertible.

CUSIP No. 03783C100	13D	Page 7 of 13 Pages

1.	NAMES OF REPORTING PERSONS Timothy K. Bliss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,411,081
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 1,411,081
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,259,982*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.6%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Bliss may be deemed to beneficially own (i) 41,680 of the Company’s outstanding Class A Shares, and (ii) a total of 6,218,302 of the Company’s outstanding Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. However, Mr. Bliss disclaims beneficial ownership of the 4,848,901 Class B Shares as to which he may be deemed to share beneficial ownership and, therefore, also of the Class A Shares into which those Class B Shares are convertible. See Item 5 below in this Amendment No. 2.
**	This percentage was calculated based on a total of 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the additional 6,218,302 Class A Shares into which the Class B Shares deemed to be beneficially owned by Mr. Bliss are convertible.

CUSIP No. 03783C100	13D	Page 8 of 13 Pages

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,843,596
	8.	SHARED VOTING POWER 4,858,582
	9.	SOLE DISPOSITIVE POWER 3,843,596
	10.	SHARED DISPOSITIVE POWER 4,858,582
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,702,178*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.7%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Duca may be deemed to beneficially own (i) 891,900 of the Company’s outstanding Class A Shares and (ii) 7,810,278 of the Company’s outstanding Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. However, Mr. Duca disclaims beneficial ownership of 4,851,560 of the Class B Shares as to which he may be deemed to share beneficial ownership and, therefore, also of the Class A Shares into which those Class B Shares are convertible. See Item 5 below in this Amendment No. 2.
**	This percentage was calculated based on 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the 7,810,278 Class A Shares into which those Class B Shares deemed to be beneficially owned by Mr. Duca are convertible.

CUSIP No. 03783C100	13D	Page 9 of 13 Pages

1.	NAMES OF REPORTING PERSONS William R. Rauth III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 526,052
	8.	SHARED VOTING POWER 4,848,901
	9.	SOLE DISPOSITIVE POWER 526,052
	10.	SHARED DISPOSITIVE POWER 4,848,901
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,374,953*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.7%**
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Mr. Rauth may be deemed to beneficially own a total of 5,374,953 of the Company’s Class B Shares, which are convertible at any time into a like number of the Company’s Class A Shares. However, Mr. Rauth disclaims beneficial ownership of the 4,848,901 Class B Shares with respect to which he may be deemed to share voting and dispositive power and, therefore, also of the Class A Shares into which those Class B Shares are convertible. See Item 5 below in this Amendment No. 2.
**	This percentage was calculated based on a total of 7,821,666 shares of Class A Common Stock that, according to the Company, were outstanding as of December 18, 2015, plus the 5,374,953 Class A Shares into which the Class B Shares deemed to be beneficially owned by Mr. Rauth are convertible.

CUSIP No. 03783C100	13D	Page 10 of 13 Pages

Pursuant to Rule 13d-2 under the Act, this Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on July 7, 2015, as amended by Amendment No. 1 filed on October 14, 2015 (the “Schedule 13D”), which relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” or “Class A Shares”), of AppFolio, Inc., a Delaware corporation (the “Company”).

This Amendment is being filed on behalf of (i) IGSB IVP II, a California limited liability company (“IVP 2”); (ii) IGSB Internal Venture Fund II, a California limited liability company (“Venture Fund 2”); (iii) IGSB IVP III, a California limited liability company (“IVP 3”); (iv) IGSB Internal Venture Fund III, a California limited liability company (“Venture Fund 3” and together with IVP 2, Venture Fund 2 and IVP 3, the “Investment Funds”); (v) Investment Group of Santa Barbara, LLC, a California limited liability company “IGSB”), (vi) Timothy K. Bliss, an individual (“Mr. Bliss”), who also is one of the directors of the Company; (vii) Maurice J. Duca, an individual (“Mr. Duca”); and (viii) William R. Rauth III, an individual (“Mr. Rauth”), who also is one of the directors of the Company. Messrs. Bliss, Duca and Rauth are the managing members of IGSB. The Investment Funds, IGSB and Messrs. Bliss, Duca and Rauth, shall sometimes be referred to, collectively, in this Amendment No. 2 as the “Reporting Persons”.

Note: The Reporting Persons are filing this Amendment No. 2 to report the following transactions effective as of December 18, 2015:

1. Dissolution and Liquidation of IVP 2. The dissolution of IVP 2 and its distribution, pro rata to its members, of all 4,620,529 Class B Shares that it had owned, including the following distributions:

1.1 To Timothy K. Bliss or Certain Related Entities:

(a) 338,292 Class B Shares outright to Mr. Bliss;

(b) 72,782 Class B Shares to a limited liability company of which Mr. Bliss is the manager and with respect to which he possesses, as manager, sole voting and dispositive power, but with respect to which he disclaims any pecuniary interest.

1.2 To Maurice J. Duca or Certain Related Entities:

(a) 1,502,632 Class B Shares outright to Mr. Duca;

(b) 1,358,126 Class B Shares to a pension trust of which Mr. Duca is the sole trustee and with respect to which he possesses, as trustee, sole voting and dispositive power, but with respect to which he disclaims any pecuniary interest; and

(c) 50,974 Class B Shares to a pension trust of which Mr. Duca is the sole trustee and is the beneficiary.

1.3 To William R. Rauth, III: 366,662 Class B Shares outright to Mr. Rauth.

2. Dissolution and Liquidation of Venture Fund 2. The dissolution of Venture Fund 2 and its distribution, pro rata to its members, of all 2,430,577 Class B Shares that it had owned, including the following distributions:

2.1 To Timothy K. Bliss or Certain Related Persons:

(a) 170,851 Class B Shares outright to Mr. Bliss; and

(b) 49,016 Class B Shares to a grantor trust of which Mr. Bliss is trustee, but with respect to which he has no pecuniary interest;

(c) 49,016 Class B Shares to another grantor trust of which Mr. Bliss is trustee, but with respect to which he has no pecuniary interest; and

(d) 11,848 Class B Shares to a limited liability company of which Mr. Bliss is the manager and with respect to which he possesses, as its manager, sole voting and dispositive power, but with respect to which he disclaims any pecuniary interest.

CUSIP No. 03783C100	13D	Page 11 of 13 Pages

2.2 To Maurice J. Duca or Certain Related Entities:

(a) 39,964 Class B Shares to Mr. Duca’s revocable family trust of which he is a trustee;

(b) 7,022 Class B Shares to a trust of which Mr. Duca is a co-trustee; and

(c) 2,659 Class B Shares to a private foundation of which Mr. Duca is the President, but with respect to which Mr. Duca disclaims beneficial ownership, as described in Item 5 below.

2.3 To William R. Rauth III or Certain Related Persons or Entities:

(a) 17,350 Class B Shares to Mr. Rauth’s spouse;

(b) An aggregate of 136,104 Class B Shares to trusts for the benefit of Mr. Rauth’s grandchildren, of which Mr. Rauth is the trustee and with respect to which he possesses, as trustee, sole voting and dispositive power, but with respect to which he disclaims any pecuniary interest; and

(c) 895 Class B Shares to a trust of which Mr. Rauth is the trustee and, with respect to which he possesses, as trustee, sole voting and dispositive power, but with respect to which he disclaims any pecuniary interest.

All capitalized terms used in this Amendment No. 2 that are not defined herein have the meanings given to such terms in the originally filed Schedule 13D.

Item 3. Source and Amount of Funds

Item 3 is hereby amended by inserting the following as the last paragraph thereof:

No consideration was paid by Messrs. Bliss, Duca or Rauth for the Class B Shares distributed to them by IVP 2 or by Venture Fund 2 as a result of their dissolution and the liquidation of their assets. Similarly, none of the other members of IVP 2 or Venture Fund 2 paid any consideration for the Class B Shares distributed to them as a result of the dissolution and liquidation of those Funds.

Item 4. Purpose of Transaction

Item 4 in the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

Effective as of December 18, 2015, the members of IVP 2 approved its dissolution and the distribution, pro rata to its members, of all of the Class B Shares that it had owned. On that same date, the members of Venture Fund 2 approved its dissolution and the distribution, pro rata to its members, of all of the Class B Shares that it had owned. The distributions by IVP 2 and Venture Fund 2 of the Class B Shares to their respective members enable each of them to decide, individually, whether to retain or liquidate such member’s investment in the Company.

Item 5. Interest in Securities of the Company

Item 5 in the Schedule 13D is hereby amended and restated to read as follows (except that the last paragraph hereof is being added following, and does not restate or supersede, the corresponding paragraph in the Schedule 13D as heretofore amended):

As a result of the dissolutions of IVP 2 and Venture Fund 2 and their distributions of the Class B Shares which they owned to their respective members:

(1) Each of IVP 2 and Venture Fund 2 no longer own any shares of the Company’s Common Stock.

(2) Mr. Bliss:

(a) possesses sole voting and dispositive power and, therefore, is the sole beneficial owner of (i) 41,680 outstanding Class A Shares that are owned by him, and (ii) a total of 1,369,401 Class A Shares into which the 1,369,401 Class B Shares over which he possesses sole voting and investment power are convertible; and

CUSIP No. 03783C100	13D	Page 12 of 13 Pages

(b) shares voting and dispositive power (but disclaims beneficial ownership) with respect to a total of 4,848,901 Class A Shares, comprised of (i) the 3,855,274 Class A Shares into which the Class B Shares owned by IVP 3 are convertible, and (ii) the 993,627 Class A Shares into which the Class B Shares owned by Venture Fund 3 are convertible.

(3) Mr. Duca:

(a) possesses sole voting and dispositive power and, therefore, is the sole beneficial owner of (i) 891,900 of the Company’s outstanding Class A Shares, and (ii) a total of 2,951,696 Class A Shares into which the 2,951,696 Class B Shares over which he possesses sole voting and investment power are convertible; and

(b) shares voting and dispositive power (but disclaims beneficial ownership) with respect to a total of 4,858,582 Class A Shares, comprised of (i) the 3,855,274 Class A Shares into which the Class B Shares owned by IVP 3 are convertible, (ii) the 993,627 Class A Shares into which the Class B Shares owned by Venture Fund 3 are convertible, (iii) 7,022 Class A Shares into which 7,022 Class B Shares that are owned by a trust of which Mr. Duca is a co-trustee, are convertible, and (iv) 2,659 Class A Shares into which 2,659 Class B Shares that are owned by a private foundation of which Mr. Duca is the president, are convertible.

(4) Mr. Rauth:

(a) possesses sole voting and dispositive power and, therefore, is the sole beneficial owner of (i) a total of 526,052 Class A Shares into which the 526,052 Class B Shares over which he possesses sole voting and investment power are convertible; and

(b) shares voting and dispositive power (but disclaims beneficial ownership) with respect to a total of 4,848,901 Class A Shares, comprised of (i) the 3,855,274 Class A Shares into which the Class B Shares owned by IVP 3 are convertible, and (ii) the 993,627 Class A Shares into which the Class B Shares owned by Venture Fund 3 are convertible.

IVP 3 and Venture Fund 3 continue to own 3,855,274 and 993,627 Class B Shares, respectively. IGSB, as the manager of both IVP 3 and Venture Fund 3, and Messrs. Bliss, Duca and Rauth, as the managing members of IGSB, may be deemed to share voting and dispositive power over, and, therefore, may be deemed to share beneficial ownership of, a total of 4,848,901 Class A Shares into which the aggregate number of the Class B Shares owned by IVP 3 and Venture Fund 3 are convertible. However, decisions regarding the voting, disposition and conversion of the Class B Shares that are owned by IVP 3 and Venture Fund 3 require the unanimous approval of Messrs. Bliss, Duca and Rauth. As a result, each of them disclaims beneficial ownership of those Class B Shares and, therefore, also of the 4,848,901 Class A Shares into which those Class B Shares are convertible.

Mr. Duca also disclaims beneficial ownership of the 2,659 Class B Shares owned by a private foundation of which he is the president, because decisions he may make with respect to the voting, disposition or conversion of those Class B Shares are subject to oversight and approval or ratification of the board of directors of that foundation.

Except for the above-described distributions of Class B Shares by IVP 2 and Venture Fund 2 as of December 18, 2015, during the past 60 days, none of the Reporting Persons effectuated any transactions in any of the Company’s Class A Shares or any of the Company’s Class B Shares.

CUSIP No. 03783C100	13D	Page 13 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2015

Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund II, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP II, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB Internal Venture Fund III, LLC

By: Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP III, LLC

By: Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

Timothy K. Bliss
Maurice J. Duca
William R. Rauth III

/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact